Exhibit 99.1

UMC will attend investor conferences on 2008/06/24

1.Date of the investor/press conference: 2008/06/24

2.Location of the investor/press conference: Grand Hyatt Hotel

3.Financial and business related information:

The Company will attend the “Taiwan Conference 2008” Conference held by UBS on 2008/6/24 in Grand Hyatt Hotel.

4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.2

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event: 2008/06/23

2.Method of the present increase (decrease) in investment: invest mainland Chinese company UniTruth Advisor (Shanghai) Co., Ltd. through SOARING CAPITAL CORPORATION

3.Transaction volume, price per unit, and total monetary amount of the transaction: USD$800,000

4.Company name of the invested mainland Chinese company: UniTruth Advisor (Shanghai) Co., Ltd.

5.Paid-in capital of said invested mainland Chinese company: Not applicable

6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$800,000

7.Main business items of said invested mainland Chinese company: Investment referral, advisory and consulting; providing corporate management related advisory; Market research, survey, design, collect, analyze and advisory service

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Not applicable

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Not applicable

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Not applicable

11.Amount of actual investment to date in said invested mainland Chinese company: USD$0

12.Counterparty to the transaction and its relationship to the Company: UniTruth Advisor (Shanghai) Co., Ltd.; investee company which TLC Capital Co, Ltd. Corp. holds 100.00%

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The Chairman & President Office

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$10,950,433

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 5.64%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 4.36%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 4.41%

25.Total amount of actual investment in the mainland China area to date: USD$5,150,433

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 2.65%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.05%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 2.07%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on disposal of Holtek Semiconductor Inc. securities

1.Name of the securities: Common shares of Holtek Semiconductor Inc.

2.Trading date: 2007/09/19~2008/06/26

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 6,473,000 shares;average unit price: $46.61 NTD; total amount: $301,679,250 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $205,004,581 NTD

5.Relationship with the underlying company of the trade: Investee company.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 37,466,239 shares; amount: 565,569,065 NTD; percentage of holdings: 17.19%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 22.67%; ratio of shareholder’s equity: 26.52%; the operational capital as shown in the most recent financial statement: $33,135,297 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.4

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: Common shares of MediaTek Incorporation

2.Trading date: 2008/03/25~2008/06/30

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,828,000 shares; average unit price: $369.14 NTD; total amount: $674,788,500 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $656,781,071 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 3,774,023 shares; amount: 37,177,488 NTD; percentage of holdings: 0.36%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 22.52%; ratio of shareholder’s equity: 26.34%; the operational capital as shown in the most recent financial statement: $33,135,297 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.5

To announce related materials on acquisition of MTIC Holdings Pte Ltd. shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Shares of MTIC Holdings Pte Ltd.

2.Date of occurrence of the event: 2008/07/01

3.Volume, unit price, and total monetary amount of the transaction: trading volume: common share 8,000,000 shares, preferred share 8,000,000 shares; average unit price: $1 SGD; total amount: $16,000,000 SGD (approximately $356,760,000 NTD)

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MTIC Holdings Pte Ltd.; Investee company which UMC booked as equity method financial assets.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Full payment of right issue on 97/07/01; none.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; the reference basis for the decision on price: Price for new share issuance. The decision-making department: The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: common share 12,000,000 shares, preferred share 12,000,000 shares; amount: common share $258,334,563 NTD; preferred share $263,460,000 NTD; percentage of holdings for common share: 49.98%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 22.65%; ratio of shareholder’s equity: 26.49%; the operational capital as shown in the most recent financial statement: $33,135,297 thousand NTD

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: $20.36 NTD

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.6

Represent subsidiary Fortune Venture Capital Corp. to announce the disposal of Ralink Technology, Corp.

1.Name of the securities: Common shares of Ralink Technology, Corp.

2.Trading date: 2008/01/10~2008/07/02

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,389,000 shares; average unit price: $236.41 NTD; total amount: $328,370,500 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): Gain of NTD 313,544,324

5.Relationship with the underlying company of the trade: None

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 150 shares; amount:NTD 1,601; percentage of holdings: 0.0002%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 76.11%; ratio of shareholder’s equity: 76.55%; the operational capital as shown in the most recent financial statement: $883,097 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.7

Represent subsidiary Unitruth Investment Corp. to announce the disposal of Ralink Technology, Corp.

1.Name of the securities: Common shares of Ralink Technology, Corp.

2.Trading date: 2008/04/14~2008/07/02

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,365,000 shares; average unit price: $225.02 NTD; total amount: $307,155,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): Gain of NTD 292,585,000

5.Relationship with the underlying company of the trade: None

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 0 shares; amount: NTD 0; percentage of holdings: 0%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 82.87%; ratio of shareholder’s equity: 85.99%; the operational capital as shown in the most recent financial statement: $198,822 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.8

United Microelectronics Corporation
July 8, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
June	Invoice amount	6,494,493	7,268,728	(774,235)	(10.65)
2008	Invoice amount	39,005,286	41,794,127	(2,788,841)	(6.67)
June	Net sales	8,104,590	8,745,231	(640,641)	(7.33)
2008	Net sales	49,235,386	48,121,964	1,113,422	2.31

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,428,990
UMC’s subsidiaries	0	0	99,877

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	52,857,980
UMC’s subsidiaries	0	0	3,142,834
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	10,386,040	7,500,000
Net Profit from Fair Value	29,242	(75,796)
Written-off Trading Contracts	46,268,757	7,500,000
Realized profit (loss)	614,763	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.9

United Microelectronics Corporation
For the month of June, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of June, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	May 31, 2008	June 30, 2008	Changes
Vice President	Ying-Chih Wu	6,906,828	6,842,828	(64,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	May 31, 2008	June 30, 2008	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	June	2008
Semiconductor Manufacturing Equipment	87,007	4,062,668
Fixed assets	48,738	297,360

4)	The disposition of assets (NT$ Thousand)

Description of assets	June	2008
Semiconductor Manufacturing Equipment	1,678	19,972
Fixed assets	0	0